SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                         For the month of: November 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
               (Exact name of registrant as specified in charter)

                                       N/A
                 (Translation of registrant's name into English)

                                     Ontario
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F   X     Form 40-F
                                        ---              ----

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes              No X
                                                 ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. World Heart Corporation report to shareholders for the three and nine months ended September 30, 2003.

The information contained in this Report is incorporated by reference into Registration Statement No. 333-109876 on Form F-3.

                                                                           THIRD

                                                                         QUARTER

                                                                            2003


World Heart Corporation

                          For the three and nine months ended September 30, 2003






                                                                      WORLDHEART

                                                             Technology for Life

News Release

For Immediate Release

                             WORLD HEART CORPORATION
                      ANNOUNCES THIRD QUARTER 2003 RESULTS


OTTAWA - November 5, 2003: (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter and nine months ended September 30, 2003. A summary consolidated balance sheet, statement of cashflow and statement of loss are attached.

Highlights

Highlights for the third quarter included:

     o ninety-three (93) devices sold year-to-date with continued growth in the sales of the Novacor(R)LVAS (left ventricular assist system) in the U.S. market;

     o    restructuring to achieve operating profitability during 2004; and

     o the completion of a major re-capitalization, which included a $63,200,000 million equity offering and an agreement by Edwards Lifesciences, LLC (Edwards) to exchange US$78,000,000 of preferred shares.

Operating Results

For the first nine months of 2003, revenues were up by 6% and the gross margin was $1,667,922, compared with negative gross margin of $385,916 for the same period last year. Year-to-date Novacor LVAS sales totaled 93 units, compared with 82 units to the end of the 2002 third quarter. WorldHeart continues to increase Novacor LVAS sales in the U.S. market. Sales in the U.S. during the quarter were 17 units, which were up from 13 units in the second quarter and 5 in the first quarter of 2003. Overall, third quarter Novacor LVAS pump sales were 27 units compared with 35 units sold in the second quarter of this year and 32 units sold during the third quarter of 2002.

Excluding restructuring costs, amortization and depreciation, financing and foreign exchange gains or losses the loss from operations for the quarter was $5,186,498, compared to $7,584,054 for the same period in 2002 and $18,076,691 for the nine months ended September 30, 2003, compared to $26,415,950 in 2002.

Revenues for the quarter ended September 30, 2003 were $2,834,210, compared with $3,049,036 a year ago, generating a contribution in the second quarter of this year of $524,063, compared with a negative contribution of $127,340 for the same quarter last year. Net loss for the third quarter this year was $13,109,650, or $0.45 per share, compared with $14,363,490, or $0.80 per share last year. Included in this loss is a restructuring charge of $2,848,007 associated with the Company's decision to focus on achieving profitability. Restructuring costs included severance costs associated with the elimination of 32 positions, representing 24% of the workforce, in conjunction with a reduced rate of investment in the next-generation HeartSaverVAD and the repurchase of a royalty agreement on sales of the Novacor LVAS.

Revenues for the first nine months of 2003 were $8,707,987, compared with $8,191,284 for the same period last year, which generated a gross margin of $1,667,922 for the period, compared to negative contribution of $385,916 for the same nine-month period in 2002. Net loss for the nine months was $25,743,530, or $1.08 per share, compared with a net loss of $37,366,333, or $2.11 per share last year.

Re-capitalization Summary

During the third quarter, WorldHeart completed a private placement transaction in the United States and Canada for gross proceeds of approximately $63,200,000.

In addition, as a condition of the transaction, Edwards agreed to exchange preferred shares that it held in WorldHeart, and with a combined face value of US$78,000,000, for a total of 8,481,128 WorldHeart common shares and 7,000,000 warrants. During the quarter, Edwards exchanged preferred shares with a face value of US$58,000,000 for 4,981,128 WorldHeart common shares. The completion of the exchange of the remaining preferred shares with a face value of US$20,000,000 for 3,500,000 WorldHeart common shares and 7,000,000 warrants, subject to shareholder approval, which will be sought at a special meeting of shareholders on November 25, 2003.

Once completed, these transactions will have added approximately $125,000,000 to shareholders' equity.

Liquidity

WorldHeart ended the third quarter with $35,233,713 in cash. Proceeds from the $63,200,000 equity transaction were applied to transaction costs $5,965,000, repayment of all loans ($12,200,000), reduction in accounts payable and other obligations ($7,300,000) and restructuring costs ($2,000,000).

Company Outlook

Roderick M. Bryden, President and CEO of WorldHeart, commented on the company outlook: "The financial and product base of WorldHeart gives the Company the opportunity to seize a significant share of the expanding market for implantable heart-assist devices. Novacor LVAS is recognized for its durability and reliability, characteristics that are increasingly important as use of the device shifts to longer-term reliance by the recipient. Total implants of Novacor LVAS using the ePTFE inflow conduit now exceed 160, with risk of stroke remaining low. We are very optimistic about our ability to compete in North America and other world markets with Novacor LVAS."

"The Destination Therapy Randomized Trial, comparing Novacor LVAS with HeartMate(R) XVE LVAS (left ventricular assist system), is very exciting for WorldHeart. Subject to obtaining Food and Drug Administration (FDA) approval, we expect to enroll centers and patients beginning in the first quarter, 2004. Reimbursement by Centers for Medicare and Medicaid Services (CMS) will be an essential factor in successful implementation of this Trial. After discussion with officials of CMS, we are confident that reimbursement coverage will be available."

"The Customer Funding Program announced in the second quarter is being well received. Initial sales under this program occurred in the third quarter, and sales are expected to accelerate during the fourth quarter and in 2004. The Customer Funding Program is expected to significantly speed the process of enrolling centers in the Randomized Trial, as well as supporting commercial sales within existing indications."

"Increased revenues, together with improved product margins and reduced expenses resulting from the third quarter cost reductions, are expected to narrow the operating loss in the fourth quarter. The recapitalization has removed substantially all non-operating expenses, except for amortization and depreciation, resulting in sharply lower net loss expected for the quarter," Mr. Bryden said.

About Novacor LVAS
Novacor LVAS is an implanted electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. With implants in over 1490 patients, no deaths have been attributed to device failure, and some recipients have lived with their original pumps for as long as four years - statistics unmatched by any other implanted mechanical circulatory support device on the market.

Novacor LVAS is commercially approved as a bridge to transplantation in the U.S. and Canada. In Europe, the Novacor LVAS has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.


For more information, please contact:
Mark Goudie,
Vice-President, Finance and CFO
World Heart Corporation
(613) 226-4278, ext: 2509, or (510) 563-4995

World Heart Corporation
Summary Consolidated Statements of Loss
Amounts in Canadian Dollars, except number of shares

--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Nine months ended
                                                        Sept. 30, 2003   Sept. 30, 2002   Sept. 30, 2003   Sept. 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                           (unaudited)       (unaudited)       (unaudited)      (unaudited)

Revenue                                                    $  2,834,210     $  3,049,036     $  8,707,987     $ 8,191,284
Cost of goods sold                                           (2,310,147)      (3,176,376)      (7,040,065)     (8,577,200)
                                                           ---------------------------------------------------------------
Gross margin                                                    524,063         (127,340)       1,667,922        (385,916)

Expenses
   Selling, general and administrative                       (2,561,308)      (2,509,496)      (7,531,979)     (7,798,349)
   Research and development                                  (3,149,253)      (4,947,218)     (12,212,634)    (18,231,685)
   Restructuring costs                                       (2,848,007)               -       (2,848,007)               -
   Amortization of intangibles                                 (168,965)      (1,830,626)      (3,830,217)     (5,491,878)
                                                           ---------------------------------------------------------------
                                                             (8,727,533)      (9,287,340)     (26,422,837)    (31,521,912)
                                                           ---------------------------------------------------------------

Loss before the undernoted                                   (8,203,470)      (9,414,680)     (24,754,915)    (31,907,828)

Other income (expenses)                                      (4,906,180)      (4,948,810)        (988,615)     (5,458,505)
                                                           ---------------------------------------------------------------
Net loss for the period                                    $(13,109,650)    $(14,363,490)    $(25,743,530)  $ (37,366,333)
                                                           ===============================================================

Weighted average number of common  shares                    28,879,631       17,970,127       23,858,270      17,715,105
                                                           ===============================================================

Basic and diluted loss per common share                         $ (0.45)         $ (0.80)         $ (1.08)        $ (2.11)
==========================================================================================================================

World Heart Corporation
Summary Consolidated Statements of Cash Flows
                                                                                                                         =
Amounts in Canadian dollars

--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Nine months ended
                                                        Sept. 30, 2003   Sept. 30, 2002   Sept. 30, 2003   Sept. 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                           (unaudited)       (unaudited)       (unaudited)      (unaudited)

CASH FLOWS FROM (USED IN)

Operating activities                                       $(11,916,072)    $ (2,336,613)    $(23,042,545)   $(17,966,499)
Investing activities                                             51,832       (1,344,409)         131,296       5,108,359
Financing activities                                         47,064,755          (40,990)      58,603,749        (197,793)
Effect of exchange rate changes on cash
     and cash equivalents                                        (8,353)         (44,904)        (706,968)         52,324
                                                           ---------------------------------------------------------------

Increase / (decrease) in cash and cash
     equivalents for the period                              35,192,162       (3,766,916)      34,985,532     (13,003,609)

Cash and cash equivalents beginning of the period                41,551        6,108,466          248,181      15,345,159
                                                           ---------------------------------------------------------------

Cash and cash equivalents end of the period                $ 35,233,713      $ 2,341,550     $ 35,233,713     $ 2,341,550
==========================================================================================================================

World Heart Corporation
Summary Consolidated Balance Sheets
Amounts in Canadian Dollars
--------------------------------------------------------------------------------------------------------------------
                                                                      Sept. 30,           June 30,           Dec. 31,
                                                                           2003               2003               2002
--------------------------------------------------------------------------------------------------------------------
                                                                   (unaudited)         (unaudited)
ASSETS
    Cash                                                          $ 35,233,713        $    41,551       $   248,181
    Other current assets                                             8,891,689          8,893,645        11,480,183
    Cash pledged as collateral for lease                               712,743            785,072         1,183,200
    Capital assets                                                   3,464,647          3,749,811         4,244,371
    Goodwill, intangible and other assets                           23,822,498         24,558,669        27,889,978
                                                            --------------------------------------------------------
                                                                  $ 72,125,290      $  38,028,748      $ 45,045,913
                                                            ========================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Current liabilities                                           $ 12,646,046      $  15,605,720      $ 17,761,982
    Loans                                                                    -         10,147,946         2,018,937
    Preferred shares                                                27,358,715         65,658,625        72,750,188
                                                            --------------------------------------------------------
                                                                    40,004,761         91,412,291        92,531,107
                                                            ========================================================

    Shareholders' equity (deficiency)
    Common stock, special warrants, rights and
          contributed surplus                                      237,241,299        138,627,577       131,892,046
    Accumulated deficit                                           (205,120,770)      (192,011,120)     (179,377,240)
                                                            --------------------------------------------------------
                                                                    32,120,529        (53,383,543)      (47,485,194)
                                                            --------------------------------------------------------

                                                                  $ 72,125,290      $  38,028,748      $ 45,045,913
====================================================================================================================

WORLDHEART

Third Quarter 2003 Message To Shareholders
------------------------------------------

World Heart Corporation (WorldHeart) completed a significant recapitalization and restructuring during the third quarter of 2003 which included:

     o a $63,200,000 private placement of equities for 74,699,548 common shares and an equivalent number of warrants;

     o an agreement to exchange US$78,000,000 of currently outstanding preferred shares, plus accrued dividends, for common shares and warrants;

     o the execution of a note purchase agreement with Export Development Canada to fund purchases by the Corporation's United States customers;

     o the buy-out of a royalty agreement, eliminating a four percent royalty on all future sales of Novacor LVAS and related equipment;

     o the elimination of 32 positions, or 24% of the workforce, while increasing positions and resources dedicated to manufacturing, marketing, sales and support of Novacor LVAS; and

     o    a restructuring of the Board of Directors.


These events followed other key events of the first half of this year including:

     o approval of the ePTFE inflow conduit by the US Food and Drug Administration (FDA) in January 2003;

     o submission of enhancements to the Novacor LVAS for approval by FDA and by Health Canada;

     o submission of an Amended PMA Supplement for the expanded use of the Novacor LVAS in the United States to include some heart failure patients who are not candidates for transplantation; and

     o celebration of an Italian man's 5th anniversary of active life with a Novacor LVAS.


Entering the fourth quarter of this year World Heart is financially strong, tightly focused on sale and support of Novacor LVAS, which we believe to be the most reliable and durable heart assist device in the world, and moving effectively to capture market share.

Early in the fourth quarter the US Centers for Medicare and Medicaid Services
(CMS) issued a National Coverage Decision extending reimbursement to destination therapy use of LVAD's approved for that use by FDA. The Novacor LVAS is not yet approved by FDA for that use, however, discussions with CMS officials confirmed that coverage would be extended to Novacor LVAS for destination therapy use if implanted within an approved trial under an Investigational Device Exemption
(IDE), and Category B reimbursement status approved by the FDA.

On November 4, 2003 WorldHeart announced that it intends to proceed with a destination therapy trial with Novacor LVAS randomized with the Heartmate XVE. An IDE is already in place for the feasibility phase of this trial (INTrEPID) and Category B status was accorded Novacor under that IDE. Subject to FDA approval, the pivotal, randomized trial will be conducted under a supplement to this IDE. Approval is expected to permit enrollment under the trial to commence during the first quarter of 2004.

Novacor LVAS is recognized as the leader in reliability, durability and predictability of wear-out. In the early years following the 1998 US approval for the use of the Novacor LVAS and HeartMate as a bridge-to-transplantation most implants were expected to support the patient for six months or less - giving little competitive value to device longevity. Today it is recognized that many "bridge" patients will rely on the device for a year and beyond, and focus is shifting to destination-therapy use. The HeartMate XVE LVAS labeling, as described in the Patient Information Booklet for that product, states that the risk of reoperation to fix or replace the HeartMate XVE is 29.8% at 6 - 12 months, and 77.6% at 12 - 24 months. This provides a stark contrast to the Novacor reliability record.

Until January 2003 and FDA approval of the ePTFE inflow conduit, the Novacor LVAS had a competitive disadvantage of higher risk of stroke than Heartmate. By the end of the third quarter Novacor implants in the USA, Canada and Europe, using ePTFE conduits, totaled more than 160, with stroke rates competitive with HeartMate. There is no longer a trade-off between higher risk of stroke and very low risk of device failure. This combined with the opportunity to implant Novacor LVAS as destination therapy, in approximately 30 centers in the United States, with reimbursement and direct comparison with Heartmate, provides a window for dramatic increases in WorldHeart revenues and market share.

During the first nine months of this year, financial resources were inadequate for normal operations. In spite of the tenuous financial position, total sales increased over the same period a year ago. A program to reduce product costs of Novacor LVAS was slowed by inadequate resources, but will result in substantially improved margins through 2004 and beyond. Operating expenses, excluding restructuring and non-cash amortization expenses, for the nine months this year were reduced by $6,285,421 from the year before, to $19,744,613 from $26,030,034. Third quarter operation expenses, excluding restructuring and non-cash amortization expenses, this year were $5,710,561 compared with $7,456,714 a year earlier. This reduced expense base and improved gross margins will contribute to the goal of operating profitability by fourth quarter next year.

The final quarter of 2003 will focus on the key factors required to seize the revenue growth opportunity available to WorldHeart including:

     o expansion of our US sales capacity and penetration under the leadership of our newly hired North American Sales Director, John Marinchak;

     o establishment of a direct sales force and support team for Novacor LVAS in Europe;

     o completion of the trial design and protocols for the Novacor LVAS versus HeartMate randomized destination therapy trial;

     o receipt of FDA approval for Novacor enhancements submitted for approval in January 2003;

     o advancing the Amended PMA Supplement for use of Novacor LVAS in an expanded bridge-to-transplantation population; and

     o advancing the manufacturing cost reduction program to permit maximum benefit of improved gross margins by second quarter of 2004.

These are dynamic and challenging times for WorldHeart. The dedication of our employees and the confidence and support of our customers and suppliers carried our company through extremely difficult times in the first nine months of this year. Those qualities promise to lead WorldHeart to major gains in revenues, market share and profitability in 2004.



/s/ Roderick M. Bryden
------------------------
Roderick M. Bryden
President & Chief Executive Officer

WORLD HEART CORPORATION


Unaudited Consolidated Financial Statements
For the three and nine month periods ended September 30, 2003

WORLD HEART CORPORATION
Consolidated Balance Sheets
(Canadian Dollars)

------------------------------------------------------------------------------------------
                                                          September 30,      December 31,
                                                                   2003              2002
------------------------------------------------------------------------------------------
                                                            (unaudited)
ASSETS

Current assets
 Cash and cash equivalents                                   35,233,713       $   248,181
 Accounts and other receivables                               2,768,945         2,131,537
 Tax credit receivable                                          381,759         2,770,000
 Prepaid expenses                                               516,656           342,944
 Inventory                                                    5,224,329         6,235,702
                                                    --------------------------------------
                                                             44,125,402        11,728,364
Cash pledged as collateral for lease                            712,743         1,183,200
Capital assets                                                3,464,647         4,244,371
Goodwill                                                     22,273,407        22,273,407
Intangible assets                                             1,308,745         5,138,962
Other assets                                                    240,346           477,609
                                                    --------------------------------------

                                                             72,125,290      $ 45,045,913
                                                    ======================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
 Accounts payable and accrued liabilities                 $  10,022,981     $  15,075,304
 Accrued compensation                                         2,623,065         2,622,849
 Short-term loan                                                      -         2,018,937
 Current portion of capital lease                                     -            63,829
                                                    --------------------------------------
                                                             12,646,046        19,780,919
Preferred shares                                             27,358,715        72,750,188
                                                    --------------------------------------
                                                             40,004,761        92,531,107
                                                    --------------------------------------

Shareholders' equity (deficiency)
 Common shares
   Issued and outstanding - 101,631,553
     (December 31, 2002 - 17,970,127)                       221,065,575        87,788,808
 Special warrants and rights                                          -         3,420,016
 Contributed surplus                                         16,175,724        40,683,222
 Accumulated deficit                                       (205,120,770)     (179,377,240)
                                                    --------------------------------------
                                                             32,120,529       (47,485,194)
                                                    --------------------------------------

                                                          $  72,125,290     $  45,045,913
==========================================================================================

       (The accompanying notes are an integral part of these consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Loss
(Canadian Dollars)

-------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended                     Nine months ended
                                                 September 30,      September 30,      September 30,      September 30,
                                                  2003                2002                2003              2002
-------------------------------------------------------------------------------------------------------------------------
                                                   (unaudited)       (unaudited)        (unaudited)         (unaudited)
Revenue (Note 8)                                 $  2,834,210      $    3,049,036       $  8,707,987       $  8,191,284
                                          -------------------------------------------------------------------------------
Cost of goods sold
   Direct materials and labour                     (1,065,348)         (1,312,400)        (3,877,316)        (3,538,033)
   Overhead and other                              (1,244,799)         (1,863,976)        (3,162,749)        (5,039,167)
                                          -------------------------------------------------------------------------------
                                                   (2,310,147)         (3,176,376)        (7,040,065)        (8,577,200)
                                          -------------------------------------------------------------------------------

Gross margin                                          524,063            (127,340)         1,667,922           (385,916)
                                          -------------------------------------------------------------------------------

Expenses
   Selling, general and administrative             (2,561,308)         (2,509,496)        (7,531,979)        (7,798,349)
   Research and development                        (3,149,253)         (4,947,218)       (12,212,634)       (18,231,685)
   Restructuring costs (Note 11)                   (2,848,007)                   -        (2,848,007)                  -
   Amortization of intangibles                       (168,965)         (1,830,626)        (3,830,217)        (5,491,878)
                                          -------------------------------------------------------------------------------
                                                   (8,727,533)         (9,287,340)       (26,422,837)       (31,521,912)
                                          -------------------------------------------------------------------------------

Loss before the undernoted                         (8,203,470)         (9,414,680)       (24,754,915)       (31,907,828)

Other income (expenses)
   Foreign exchange gain (loss)                      (440,135)         (3,044,699)         10,775,320            101,274
   Investment income (expense)                          9,918               1,588              (7,989)           128,312
   Interest expense and financing costs            (4,475,963)         (1,905,699)        (11,755,946)        (5,688,091)
                                          -------------------------------------------------------------------------------

Net loss for the period                           (13,109,650)        (14,363,490)        (25,743,530)       (37,366,333)

Accumulated deficit, beginning of the
period                                           (192,011,120)       (152,618,944)       (179,377,240)      (129,616,101)
                                          -------------------------------------------------------------------------------

Accumulated deficit, end of the period         $ (205,120,770)     $ (166,982,434)     $ (205,120,770)    $ (166,928,434)
                                          ===============================================================================

Weighted average number of common shares
outstanding                                        28,879,631          17,970,127          23,858,270         17,715,105
                                          ===============================================================================

Basic and diluted loss per common share              $ (0.45)             $ (0.80)            $ (1.08)           $ (2.11)
=========================================================================================================================

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Consolidated Statements of Cashflow
(Canadian Dollars)

----------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                    Nine months ended
                                                        September 30,     September 30,        September 30,  September 30,
                                                            2003               2002             2003              2002
----------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)    (unaudited)         (unaudited)      (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities
   Net loss for the period                                 $(13,109,650)   $ (14,363,490)      $ (25,743,530) $ (37,366,333)
   Items not involving cash -
      Amortization and depreciation                             596,053        2,300,633           5,602,236      6,807,751
      Interest on preferred shares and debt                   1,645,154        1,905,699           5,588,188      5,688,091
      Writedown of  tax credit receivable                             -                -           1,670,000              -
      Unrealized foreign exchange gain (loss)                    (4,397)               -             166,217              -
      Issuance of options and warrants for services
         and amortization of non-cash financing costs         1,482,272          136,757           3,563,780        136,757
      Foreign exchange (gain) loss on preferred
         shares                                                 296,910        3,127,461         (10,589,742)      (168,513)
   Change in operating components of working capital         (2,822,414)       4,556,327          (3,299,694)     6,935,748
                                                     -----------------------------------------------------------------------
                                                            (11,916,072)      (2,336,613)        (23,042,545)   (17,966,499)
                                                     -----------------------------------------------------------------------
Investing activities
   Redemption of short-term investments                               -                -                   -      6,881,300
   Purchase of capital assets                                   (24,894)        (154,009)           (172,944)      (582,541)
   Cash pledged as collateral for lease                          76,726       (1,190,400)            304,240     (1,190,400)
                                                     -----------------------------------------------------------------------
                                                                 51,832       (1,344,409)            131,296      5,108,359
                                                     -----------------------------------------------------------------------
Financing activities
   Capital lease repayments                                           -          (40,990)            (63,829)      (120,735)
   Repayment of short-term loan                                       -                -          (2,018,937)             -
   Senior and subordinated loan proceeds, net of
          issue costs of $561,754                                     -                -           9,438,246              -
   Repayment of senior and subordinated loan                (10,000,000)               -         (10,000,000)             -
   Convertible debenture proceeds, net of issue
          costs of $81,750                                    1,118,250                -           1,118,250              -
   Repayment of convertible debenture                        (1,200,000)               -          (1,200,000)             -
   Bridge loan proceeds, net of issue costs of
          $35,280                                             1,016,720                -           1,016,720              -
   Repayment of bridge loan                                  (1,052,000)               -          (1,052,000)             -
   Funds received from the exercise of warrants                 (17,660)               -           1,550,582        (77,058)
   Issuance of common shares through private
          placement,  net of issue costs of $384,728                  -                -           2,615,272              -
   Issuance of common shares through private
          placement,  net of issue costs of
          $5,965,163                                         57,199,445                -          57,199,445              -
                                                     -----------------------------------------------------------------------
                                                             47,064,755          (40,990)         58,603,749       (197,793)
                                                     -----------------------------------------------------------------------
Effect of exchange rate changes on cash
     And cash equivalents                                       (8,353)          (44,904)           (706,968)       52,324
                                                     -----------------------------------------------------------------------

Increase (decrease) in cash and cash  equivalents
      For the period                                        35,192,162        (3,766,916)         34,985,532   (13,003,609)

Cash and cash equivalents beginning of the period               41,551         6,108,466             248,181    15,345,159
                                                     -----------------------------------------------------------------------

Cash and cash equivalents end of the period               $ 35,233,713       $ 2,341,550        $ 35,233,713   $ 2,341,550
----------------------------------------------------------------------------------------------------------------------------

              (The accompanying notes are an integral part of these
                      consolidated financial statements.)

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

1.   Significant Accounting Policies

(a)  Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada (GAAP) and pursuant to the rules and regulations of the Ontario Securities Commission regarding interim financial reporting. However, these interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. They include all assets, liabilities, revenues and expenses of the Corporation and its subsidiaries. These unaudited condensed notes to the interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto for the year ended December 31, 2002.

The preparation of these unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year. In the opinion of management, these unaudited consolidated financial statements reflect all normal and recurring adjustments considered necessary to state fairly the results for the periods presented.


2.  Tax Credit Receivable

The tax credit receivable relates to the Ontario Business Research Institute tax credit program. The Corporation accrued a tax credit receivable in the amount of $2,770,000 during 2001 which was associated with research payments made to the Cardiovascular Devices Division of the Ottawa Heart Institute Research Corporation (CVD) from 1997 to 2000. This claim was audited by the Ontario Government's Ministry of Finance and the Ministry issued a preliminary audit assessment reducing the amount claimed. The proposed reduction relates to the Ministry's assertion that the Corporation and CVD were connected and, therefore, ineligible under the program prior to mid May 1999 and to the proposed disallowance of certain expenditures. The Corporation recorded a provision in the amount of $1,670,000 during the first quarter of 2003 which represents its best estimate of the amounts which will not be recovered. This provision has been charged to research and development expense. During the third quarter of 2003 the Corporation received $718,241 of the amount receivable.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

3.   Intangible Assets

The cost and accumulated amortization of the Corporation's intangible assets as of September 30, 2003 and December 31, 2002 are as follows:

    -----------------------------------------------------------------------------------------
                                                       September 30, 2003
                                    ---------------------------------------------------------
                                                               Accumulated          Net Book
                                                 Cost         Amortization             Value
    -----------------------------------------------------------------------------------------
    Purchased technology                 $ 17,043,321         $ 15,874,555       $ 1,168,765
    Other intangible assets                 6,436,678            6,296,699           139,980
                                    ---------------------------------------------------------

                                         $ 23,479,999         $ 22,171,254        $1,308,745
    -----------------------------------------------------------------------------------------


    -----------------------------------------------------------------------------------------
                                                       December 31, 2002
                                    ---------------------------------------------------------
                                                               Accumulated          Net Book
                                                 Cost         Amortization             Value
    -----------------------------------------------------------------------------------------

    Purchased technology                 $ 17,043,321         $ 13,089,658       $ 3,953,663
    Other intangible assets                 6,436,678            5,251,379         1,185,299
                                    ---------------------------------------------------------

                                         $ 23,479,999         $ 18,341,037       $ 5,138,962
    -----------------------------------------------------------------------------------------

4.   Private Placements

In separate closes on January 3, 2003 and January 8, 2003, the Corporation completed private placements totalling 2,343,750 units (Units) at a price of $1.28 per unit for gross proceeds of $3,000,000 (issue costs were $384,728). Each Unit comprises one common share and one warrant to purchase a common share. Each warrant is exercisable into one common share at an exercise price of $1.60 per share for a period of five years. The Corporation granted to the placement agent 234,374 broker warrants (Broker Warrants). Each Broker Warrant is exercisable at a price of $1.60 into one common share and one compensation warrant (Compensation Warrants) at any time prior to December 31, 2004. Each Compensation Warrant is exercisable into one common share of the Corporation at any time prior to December 31, 2007 at a price of $1.60 per common share.

On April 2, 2003, the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

On September 23, 2003, the Corporation completed a private placement of 74,699,458 Units in the United States and Canada at $0.85 and US$0.62 per Unit, for total gross proceeds of $63,164,608 (issue costs were $5,965,163). Each Unit consists of one common share and one common share purchase warrant. Each warrant may be exercised at any time prior to September

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

22, 2008 at a price of $1.15 per share. The Warrants are callable by the Corporation for cash exercise at any time the Common Shares trade at $2.50 (prior to any share splits) for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any three-month period. The Corporation granted, to the agents of the private placement, 7,030,355 agents' warrants. The terms of the agents' warrants are substantially the same as the Warrants issued as part of the underlying transaction.


5.   Debt

On January 28, 2003, the Corporation entered into a senior loan agreement totalling $7,000,000 and a subordinated loan agreement totalling $3,000,000 (Loans). The Loans originally matured on July 31, 2003 and bore interest rates of 18% per annum payable monthly. The loans were to be repaid in full on the earlier of the maturity date or the completion of a replacement financing. The Corporation paid to the lenders fees of 4% and issued a total of 3,000,000 warrants with each warrant exercisable into one common share for a period of five years at a price of $1.60 per share. The Corporation has recorded these warrants in contributed surplus at fair value. The lenders' fee and fair market value of the warrants were recorded as deferred financing costs in other assets. These deferred financing costs were amortized to interest expense and financing costs over the term of the Loans. As collateral for the Loans, the Corporation entered into general security agreements over all of its assets. The Loans were amended to extend the maturity date from July 31, 2003 to August 15, 2003 and then further extended to September 23, 2003. The Loans were repaid in full, from proceeds of the September 23, 2003 private placement.

On July 30, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1,200,000. The debentures had a maturity of October 22, 2003, and were convertible at the holder's option into common shares of the corporation for $1.00 per share. The debentures were callable by the Corporation at any time after September 15, 2003 upon payment of the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carried interest of 14% per annum. In addition, warrants to purchase 1,200,000 common shares, at an exercise price of $1.20 per share, for a period of three years were issued to the debenture holders. A value of $605,051 was attributed to the warrants and expensed over the term of the loan. The subordinated convertible debentures were repaid in full from the proceeds of the September 23, 2003 private placement.

On September 4, 2003 the Corporation entered into a bridge loan agreement totaling $1,052,000. The bridge loan originally matured at the earlier of the completion of a private placement or October 22, 2003 and bore interest at a rate of 14% per annum payable monthly. The Corporation paid to the lender a fee of 4% and issued a total of 830,000 common share purchase warrants each exerciseable into one common share at a price of $1.20 until October 31, 2006. A value of $436,966 was attributed to the warrants and expensed over the term of the loan. The bridge loan was repaid in full from proceeds of the September 23, 2003 private placement.


6.   Preferred Shares

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

On September 22, 2003, Edwards Lifesciences, LLC (Edwards) completed the exchange of redeemable, cumulative participating Series A preferred shares of World Heart Inc., a subsidiary of WorldHeart , which had a face value of US$58,000,000, for a total of 4,981,128 WorldHeart common shares.

7.   Amendment to Technology Partnerships Canada Contribution Agreement

During 2002, the Corporation's HeartSaverVAD(TM) (HeartSaver) development programs were merged into a new optimized HeartSaver program. As a result, the Corporation requested an amendment to the contribution agreement with Technology Partnerships Canada (TPC) such that activities relating to the optimized HeartSaver program would be eligible for reimbursement under an amended contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3,025,710 of funding available under the $9,980,000 contribution agreement. During the nine-month period ended September 30, 2003, $3,025,710 was claimed for reimbursement, $2,781,402 was received and $244,308 was receivable as at September 30, 2003. In addition, the royalty rate payable to TPC was reduced to 0.65% and is to be calculated on consolidated revenues of the Corporation commencing January 1, 2004.


8.   Edwards Lifesciences Agreements

In the fiscal year ended December 31, 2000, the Corporation entered into a distribution agreement (the Distribution Agreement) with Edwards whereby Edwards would be the sole distributor, except in the United States, of the Corporation's heart assist products for a period of five years commencing July 1, 2000. As a result of the Distribution Agreement, WorldHeart is committed to paying a minimum of US$2,000,000, less actual gross margin, annually to Edwards in guaranteed gross profit on sales, where such sales are less than US$10,000,000 per year. The Corporation accounts for any shortfall of the guaranteed gross margin on sales as a reduction of revenue. No shortfall has been recorded relating to fiscal 2003 or subsequent periods as management has estimated that sales volumes are sufficient to satisfy the minimum guaranteed amount.

Revenue is determined as follows:

----------------------------------------------------------------------------------------------------------
                                    Three months ended                       Nine months ended
                           -------------------------------------------------------------------------------

                               September 30,     September 30,          September 30,        September 30,
                                       2003              2002                   2003                 2002
----------------------------------------------------------------------------------------------------------
Gross revenue                    $ 2,834,210          $3,049,036          $8,707,987           $8,539,433
Less: Edwards
guarantee fee                              -                   -                   -             (348,149)
                           -------------------------------------------------------------------------------

Net revenue                       $2,834,210          $3,049,036          $8,707,987           $8,191,284
----------------------------------------------------------------------------------------------------------

At September 30, 2003, the Corporation had amounts owing to Edwards totaling $606,458 (December 31, 2002 - $2,744,648) and amounts receivable from Edwards totaling $501,738 (December 31, 2002 - $1,610,702).

9.   Stock Options

Effective January 1, 2002, the Corporation adopted, on a retroactive basis, the new recommendations of the Canadian Institute of Chartered Accountants relating to stock based compensation. Under these new recommendations, where the fair value-based method of accounting has not been used to account for employee stock options, companies are required to disclose proforma net income and proforma earnings per share, as if the fair value based method of accounting has been used to account for these stock based awards. The estimated share based compensation costs based on stock options granted to directors and employees and the proforma net loss and earnings per share are as follows:

---------------------------------------------------------------------------------------------------------------
                                            Three months ended                      Nine months ended
                               --------------------------------------------------------------------------------
                                     September 30,       September 30,        September 30,       September 30,
                                              2003                2002                 2003                2002
                               --------------------------------------------------------------------------------
Net loss for the period               $(13,109,650)       $(14,363,490)        $(25,743,530)       $(37,366,333)
Estimated share based
    Compensation costs                    (579,421)           (628,516)          (1,840,370)         (1,858,259)
                               --------------------------------------------------------------------------------
Proforma net loss                     $(13,689,071)       $(14,992,006)        $(27,583,900)       $(39,224,592)
                               ================================================================================

Proforma basic loss per share               $(0.47)             $(0.83)              $(1.16)             $(2.21)
================================================================================================================

The weighted average fair value of the options issued during the three months ended September 30, 2003 was $0.75 (2002 - $1.71). The fair values of options granted are determined using the Black-Scholes model. For the three and nine months ended September 30, 2003 and 2002 the following weighted average assumptions were utilized:

                                                          2003      2002
                                               ------------------------------

       Expected option life, in years                        6         6
       Volatility                                          75%       75%
       Risk free interest rate                           3.65%     3.65%
       Dividend yield                                      Nil       Nil

On March 5, 2003, the Board of Directors approved a proposal to offer employees, officers, directors and consultants of the Corporation the opportunity to exchange options (Option Exchange) held by them and granted prior to 2003 (Existing Options), for a reduced number of options (New Options) at a price that more closely reflected the then current trading price. Approval of the shareholders was required with respect to option exchanges for persons considered to be insiders of the Corporation including the Corporation's executive officers and members of the Board of Directors. Shareholders approved the insiders exchange on June 16, 2003. The Toronto Stock Exchange approved the Option Exchange on June 20, 2003.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

The Corporation has a maximum of 3,530,000 shares that can be issued under the Employee Stock Option Plan (ESOP). In total, participants under the ESOP chose to exchange a total of 848,287 Existing Options for 165,623 New Options. The incremental value of the New Options relative to the Existing Options, is expensed over the vesting period of the New Options.

10.  Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the Corporation's chief decision maker in deciding how to allocate resources and assess performance. The Corporation's chief decision maker is the Chief Executive Officer.

The Corporation's reportable segments are its commercial operations related to the sale of Novacor LVAS and related components and research and development focused mainly on development of HeartSaver.

The accounting policies of the Corporation's operating segments are the same as those described in the Corporation's audited financial statements for the year ended December 31, 2002.

The following presents segment operating results for the three months ended September 30, 2003 and September 30, 2002.

-----------------------------------------------------------------------------------------------------------
                                     Three months ended                      Three months ended
                                     September 30, 2003                      September 30, 2002
                           ---------------------------------------------------------------------------------
                            Commercial    Research and     Total      Commercial   Research and     Total
                            operations    development                operations    development
------------------------------------------------------------------------------------------------------------
Revenue                    $   2,834,210  $         -    $2,834,210   $ 3,049,036  $         -  $ 3,049,036
                           ---------------------------------------------------------------------------------
Cost of goods sold:
Direct materials and labour   (1,065,348)           -    (1,065,348)   (1,312,400)           -   (1,312,400)
Overheard and other           (1,244,799)           -    (1,244,799)   (1,863,976)           -   (1,863,976)
                           ---------------------------------------------------------------------------------

                              (2,310,147)           -    (2,310,147)   (3,176,376)           -   (3,176,376)
                           ---------------------------------------------------------------------------------

Gross margin                     524,063            -       524,063      (127,340)           -     (127,340)
                           ---------------------------------------------------------------------------------

Expenses
Selling, general and
   administrative             (1,069,497)  (1,491,811)   (2,561,308)   (1,267,551)  (1,241,945)  (2,509,496)
Research and development               -   (3,149,253)   (3,149,253)            -   (4,947,218)  (4,947,218)
Restructuring costs           (1,518,807)  (1,329,200)   (2,848,007)            -            -            -
Amortization of intangibles      (83,483)     (85,482)     (168,965)     (914,313)    (916,313)  (1,830,626)
                           ---------------------------------------------------------------------------------

                              (2,671,787)  (6,055,746)   (8,727,533)   (2,181,864)  (7,105,476)  (9,287,340)
                           ---------------------------------------------------------------------------------

Loss before the undernoted $  (2,147,724) $(6,055,746)   (8,203,470)  $(2,309,204) $(7,105,476)  (9,414,680)
                           ===========================                =========================
Other income (expenses), net                             (4,906,180)                             (4,948,810)
                                                     ---------------                         ---------------

Net loss for the period                                $(13,109,650)                           $(14,363,490)
============================================================================================================

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------





The following presents segment operating results for the nine months ended September 30, 2003 and September 30, 2002.

-----------------------------------------------------------------------------------------------------------------
                                    Nine months ended                         Nine months ended
                                    September 30, 2003                        September 30, 2002
                           --------------------------------------------------------------------------------------
                            Commercial   Research and     Total      Commercial    Research and      Total
                            operations   development                 operations    development
-----------------------------------------------------------------------------------------------------------------
                            $8,707,987    $          -   $8,707,987  $  8,191,284  $           -    $ 8,191,284
Revenue

Cost of goods sold:
Direct materials and labour (3,877,316)              -   (3,877,316)   (3,538,033)             -     (3,538,033)
Overheard and other         (3,162,749)              -   (3,162,749)   (5,039,167)             -     (5,039,167)
                           --------------------------------------------------------------------------------------

                            (7,040,065)              -   (7,040,065)   (8,577,200)             -     (8,577,200)
                           --------------------------------------------------------------------------------------

Gross margin                 1,667,922               -    1,667,922      (385,916)             -       (385,916)
                           --------------------------------------------------------------------------------------

Expenses
Selling, general and
   administrative           (3,433,673)     (4,098,306)  (7,531,979)   (3,720,096)    (4,078,253)    (7,798,349)

Research and development             -     (12,212,634) (12,212,634)           -     (18,231,685)   (18,231,685)
Restructuring costs         (1,518,807)     (1,329,200)  (2,848,007)           -               -              -
Amortization of intangibles (1,912,109)     (1,918,108)  (3,830,217)   (2,742,939)    (2,748,939)    (5,491,878)
                           --------------------------------------------------------------------------------------

                            (6,864,589)    (19,558,248) (26,422,837)   (6,463,035)   (25,058,877)   (31,521,912)
                           --------------------------------------------------------------------------------------

Loss before the undernoted $(5,196,667)  $ (19,558,248) (24,754,915) $ (6,848,951)  $(25,058,877)   (31,907,828)
                           ============================              ============================
Other income (expenses), net                               (988,615)                                 (5,458,505)
                                                      --------------                            ----------------

Net loss for the period                                $(25,743,530)                               $(37,366,333)
================================================================================================================

11.  Restructuring

On September 23, 2003 the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. An increased emphasis will be spent on sales, marketing and a reduction in manufacturing costs associated with the Novacor LVAS. The company is also reducing the rate of expenditure associated with the development of the next generation HeartSaver VAD. As part of this initiative the company eliminated 32 positions, which amounts to a 24% reduction.

Total restructuring costs, at September 30, 2003, amount to $2,848,007. These relate to employee severance and termination costs of $1,392,950, costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670 and other miscellaneous costs amounting to $33,387. As at September 30, 2003 there remained $821,299 in accounts payable and accrued liabilities relating to restructuring costs.

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------





12.  United States Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. These principles differ, as they affect the Corporation, for the nine month periods ended September 30, 2003 and 2002 and for the balance sheets at September 30, 2003 and December 31, 2002 in the following material respects from US GAAP. There are no differences in reported cash flows for the periods presented.

(a)  Balance sheets
     -------------------------------------------------------------------------------------------------------------
                                                                                         Nine months ended
                                                                            --------------------------------------
                                                                                 September 30,        December 31,
                                                                                          2003                2002

     -------------------------------------------------------------------------------------------------------------
     ASSETS
     Current assets                                                               $ 44,125,402        $11,728,364
        Cash pledged as collateral for lease                                           712,743          1,183,200
        Capital assets                                                               3,464,647          4,244,371
        Goodwill and intangible assets (1)                                          23,582,152         26,128,916
        Other assets                                                                   240,346            477,609
                                                                            --------------------------------------

                                                                                  $ 72,125,290        $43,762,460
                                                                            ======================================

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current liabilities                                                          $ 12,646,046        $19,780,919
        Obligation under research and development arrangement (2)                            -          3,420,016
                                                                            --------------------------------------

                                                                                    12,646,046         23,200,935
                                                                            --------------------------------------

     Preferred shares (3)                                                           33,090,237        111,411,319
                                                                            --------------------------------------

     Shareholders' equity (deficiency)
        Common shares  (4)                                                         265,922,085        136,451,958
        Additional paid in capital                                                   7,325,920          3,731,886
        Accumulated deficit (4)                                                   (246,858,998)      (231,033,638)
                                                                            --------------------------------------

                                                                                    26,389,007        (90,849,794)
                                                                            --------------------------------------

                                                                                  $ 72,125,290        $43,762,460
     =============================================================================================================

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

(b) Statements of loss
     -------------------------------------------------------------------------------------------------------------
                                                                                          Nine months ended
                                                                            --------------------------------------
                                                                                 September 30,        December 31,
                                                                                          2003                2002

     -------------------------------------------------------------------------------------------------------------

    Net loss in accordance with Canadian GAAP                                     $(25,743,530)      $(37,366,333)
    Adjustments to reconcile to US GAAP:
    Amortization of purchased in-process research and development  (1)               1,283,453          2,426,079
    Interest on preferred shares (3)                                                 5,736,134          5,688,480
    Foreign exchange translation on shares (3)                                       2,731,088            165,692
    Gain on settlement of obligation under research and
           development agreement (2)                                                 2,299,674                  -
                                                                            --------------------------------------


    Net loss and comprehensive loss in accordance with US GAAP                    (13,693,181)        (29,086,082)
    Accretion on preferred shares (3)                                              (2,132,179)         (5,323,736)
                                                                            --------------------------------------

    Net loss applicable to common shareholders                                  $ (15,825,360)       $(34,409,818)
                                                                            ======================================

    Loss per common share
    Weighted average number of common shares outstanding                           23,858,270          17,715,105
                                                                           --------------------------------------
    Basic and diluted loss per common share                                            $(0.66)             $(1.94)
    =============================================================================================================

(c)  Footnotes

(1) Under US GAAP, acquired in-process research and development is required to be expensed if the related technology has not reached technological feasibility and does not have an alternative future use. Under Canadian GAAP this amount is capitalized and amortized over its useful life. Under US GAAP net loss includes amortization relating to intangible assets of $2,546,765 for the nine months ended September 30, 2003 (2002 - $3,065,799).
(2) Under US GAAP, the obligation under the research and development arrangement is classified as a liability. Under Canadian GAAP, this amount is reflected as equity as New Generation Biotech (Equity) Fund Inc. (NewGen) was to receive equity securities of the Corporation upon completion of the R&D arrangement. On January 31, 2003 the Corporation exchanged the 637,000 Series 1 preferred shares held by NewGen for 637,000 common shares of World Heart and 637,000 common share purchase warrants exerciseable into one common share of World Heart at a price of $6.01 per share at any time up to January 24, 2004. As a result of the transaction the Corporation has recorded a gain on the settlement of the obligation of $2,299,674.
(3) Under US GAAP, mandatorily redeemable convertible preferred shares are recorded as mezzanine financing at their fair value on the date of issue and excluded from both shareholders' equity and long-term debt. Dividends are accumulated on these shares at the average dividend rate and this amount, together with the amount necessary to accrete the fair value to the redemption price on maturity, are charged to accumulated deficit. Under Canadian GAAP these shares are treated as

WORLD HEART CORPORATION
Notes to the Consolidated Financial Statements
Three and nine months ended September 30, 2003
--------------------------------------------------------------------------------

     compound instruments and divided into their debt and equity components based on their fair value at the time of issue and dividends and imputed interest related to the debt component are charged to earnings. The different presentation on the balance sheets results in a difference in exchange as, under Canadian GAAP the amount in shareholders' equity is translated at historical rates and the amount in long-term debt is translated at current rates. Under US GAAP, the full amount is translated at current rates. Under Canadian and US GAAP the amount recorded for the preferred shares is transferred to common shares upon conversion. Under Canadian GAAP this amounted to $68,491,452 and under US GAAP this amounted to $66,984,486
(4) Under US GAAP, the difference between the issue price and initial public offering (IPO) price of shares issued within a one-year period prior to the IPO is generally accounted for as an expense and charged against earnings for the period with a corresponding and equal amount recorded as paid-in capital. This difference of $48,663,150 increases the common shares and accumulated deficit reported under US GAAP, with no difference reported in total shareholders' equity.

(d)  New accounting pronouncements

In December 2001, the CICA issued AcG 13 - "Hedging Relationships" ("AcG 13"). The guideline presents the views of the Canadian Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline is effective for all fiscal years beginning on or after July 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation. The Corporation does not believe that the adoption of this guideline will have a material impact on its results of operations or financial position as it does not currently apply hedge accounting.

In December 2002, the CICA issued CICA 3063 - "Impairment of long-lived assets" ("CICA 3063"). This section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The Recommendations in this Section should be applied prospectively for years beginning on or after April 1, 2003, which is the fiscal year beginning January 1, 2004 for the Corporation, with earlier application encouraged.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

World Heart Corporation and its subsidiaries are collectively referred to as "WorldHeart" or the "Corporation". The following discussion is an update of management's discussion and analysis for the year ended December 31, 2002, and includes a discussion of the results of operations and cashflows for the three and nine months ended September 30, 2003. Such discussion and comments on the liquidity and capital resources of the Corporation should be read in conjunction with the information contained in the consolidated financial statements and related notes to the financial statements of the Corporation. In this discussion, references to "dollars" or "$" or "Cdn $" are to Canadian dollars and references to "US dollars" or "US$" are to United States dollars.

The discussion and comments contained hereunder include both historical information and forward-looking information. The forward-looking information, which generally is information stated to be anticipated, expected, or projected by the Corporation, involves known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Corporation to be materially different from any future results and performance expressed or implied by such forward-looking information. Potential risks and uncertainties include, without limitation, the uncertainties inherent in the development of new products for use in the human body, the Corporation's need to establish reimbursement mechanisms and product acceptance from third-party payers, extensive government regulation of the Corporation's products, and rapid developments in technology, including developments by competitors.

OVERVIEW

WorldHeart is a medical device company currently focused on the development and commercialization of implantable pulsatile ventricular assist devices through operations in Oakland, California, United States and Ottawa, Ontario, Canada. WorldHeart is currently focused on two technologies, Novacor(R) LVAS (Novacor
LVAS) and HeartSaverVAD(TM) (HeartSaver).

The HeartSaver program originated within WorldHeart in 1996 from licensed artificial heart and related technologies developed by the Cardiovascular Devices Division (CVD) of the Ottawa Heart Institute Research Corporation. On June 30, 2000, the Corporation, through World Heart Inc., a wholly owned subsidiary of World Heart Corporation, acquired the business, including assets and liabilities, of Edwards Novacor LLC (Novacor) from Edwards Lifesciences LLC (Edwards). As a result of the acquisition, WorldHeart manufactures and distributes the Novacor LVAS and is developing a next generation product which retains the name HeartSaverVAD but which is based on technologies acquired as part of the Novacor program. The Corporation currently sells the Novacor LVAS internationally through Edwards, with the exception of the United States where the Corporation sells directly. Prior to the acquisition, the Corporation had no commercial sales.

The Corporation's most significant development during the third quarter of 2003 was its ability to complete a major recapitalization and restructuring of its operations which included:

     o    a $63,200,000 private placement of equities;

     o an agreement by Edwards to exchange US$78,000,000 of preferred shares into common shares and warrants of WorldHeart;

     o the execution of a note purchase agreement with Export Development Canada (EDC) to assist the Corporation in its export marketing activities in the United States by financing customer sales;

     o the buy-out of a royalty agreement relating to sales of the Novacor LVAS eliminating a four percent royalty on all future Novacor and related equipment sales;

     o the elimination of 32 positions, which represented 24% of the Corporation's workforce, in connection with a continued streamline of operations consistent with the Corporation's strategy of focusing on its Novacor LVAS commercial operations; and

     o    a restructuring of the Corporation's board of directors.

This builds upon key developments that had occurred during the first six months of the year and which included:

     o approval of the Corporation's ePTFE enhanced inflow conduit, which leads blood from the heart to the heart assist device, for use in the U.S. by the Food and Drug Administration (FDA) and for use in Canada by Health Canada;

     o submission of a PMA Supplement to the FDA in the United States and a submission to Health Canada in Canada seeking approval for enhancements to its Novacor(R) LVAS (left ventricular assist system) in both countries; and

     o submission of an amended PMA Supplement seeking FDA approval for the use of the Novacor LVAS under its current bridge-to-transplant indication by certain patients who are not candidates for transplantation at the time of implant.

RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED
SEPTEMBER 30, 2003 COMPARED TO THE THREE-MONTH PERIOD ENDED
SEPTEMBER 30, 2002

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars. The unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2003 include a reconciliation to US GAAP under note 12.

Consolidated results of operations

---------------------------------------------------------------------------------------------------------
                                                Three months   As a %             Three months    As a %
                                        ended September  30,   of gross     ended September 30,   of gross
                                                        2003   revenue                    2002    revenue
----------------------------------------------------------------------------------------------------------
Revenue                                          $ 2,834,210                      $ 3,049,036
                                      --------------------------------------------------------------------

Cost of goods sold
  Direct materials and labour                     (1,065,348)    37.6%             (1,312,400)    43.0%
  Overhead and other                              (1,244,799)    43.9%             (1,863,976)    61.2%
                                      --------------------------------------------------------------------

                                                  (2,310,147)    81.5%             (3,176,376)   104.2%
                                      --------------------------------------------------------------------

Gross margin                                         524,063     18.5%               (127,340)    (4.2%)

Selling, general and administrative               (2,561,308)                      (2,509,496)
Research and development                          (3,149,253)                      (4,947,218)
Restructuring costs                               (2,848,007)                                -
Amortization of intangibles                         (168,965)                      (1,830,626)
Foreign exchange gain (loss)                        (440,135)                      (3,044,699)
Investment income                                      9,918                            1,588
Interest and financing costs                      (4,475,963)                      (1,905,699)
                                      -----------------------------------------------------------------

Net loss                                       $ (13,109,650)                   $ (14,363,490)
=======================================================================================================

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues from sales of the Novacor LVAS and related equipment occur in US dollars from the Corporation's subsidiary in Oakland, California. Revenues increased from US$1,948,712 in the third quarter of 2002 to US$2,111,877 in the current quarter, which represented an increase of 8.4%. However, due to a significant strengthening in the Corporation's reporting currency, the Canadian dollar, from the third quarter of 2002 consolidated Canadian dollar revenues have decreased by 7.1% from the third quarter of 2002 to $2,834,210.

The Corporation sold 27 implant kits in the third quarter of 2003 as compared to 32 in the third quarter of 2002. Although the unit sales decreased in the quarter compared to the same quarter last year the implant kit revenues increased nominally due to the geographic sales mix with 17 kits sold in the United States in the third quarter of 2003 as compared to 9 in the third quarter of

2002. In the US WorldHeart's selling prices are significantly higher because the Corporation sells directly to hospitals as opposed to non-US sales where the Corporation sells through it's distributor Edwards at a discounted price. This increase was partially offset by a decrease in unit sales outside of the US. from 23 kits in the third quarter of 2002 to 10 kits in the current quarter. Hardware sales also increased by 21.2% in the quarter compared to the same quarter last year.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2,000,000 annually. The guarantee shortfall is accounted for as a reduction of revenues. There were no amounts offset against revenues relating to this guarantee for the three months ended September 30, 2003 or 2002.

Cost of goods sold. For the third quarter of 2003 the overall cost of sales decreased to 81.5% of gross sales as compared to 104.2% of sales in the third quarter of 2002.

Direct material and labour costs were $1,065,348 or 37.6% of gross sales for the third quarter of 2003 as compared to $1,312,400 or 43.0% for the same period in 2002. The decrease is the result of the previously addressed geographic sales mix with a higher proportion being sold in the US as compared to Europe and the rest of the world in the third quarter of 2003 versus the third quarter of 2002 as well as the Corporation's continuing effort to refine it's manufacturing processes in order to realize significant Novacor LVAS manufacturing cost reductions.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For the quarter ended September 30, 2003 overhead and other costs totaled $1,244,799 or 43.9% of sales as compared to $1,863,976 or 61.2% of sales for the third quarter of 2002. The decrease was due to managed reductions in indirect manufacturing support costs and direct manufacturing overheads.

The improvement in gross margin for the quarter as compared with the same quarter in 2002 is expected to continue as the Corporation continues it's manufacturing cost reduction program and as sales volumes of the Novacor LVAS increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the three-month period ended September 30, 2003 remained relatively constant increasing by $51,812 or 2.1% from the same period in 2002. Higher insurance and employee costs have been offset be general reductions in other expenses.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Research and development costs in the third quarter of 2003 were $3,149,253, or 36.3% lower than the third quarter of 2002. Excluding the impact of government assistance, gross research and development expenses decreased by 40.7% to $3,918,299 in the quarter as compared to $6,608,577 in the third quarter of 2002.

     =======================================================================================
                                                      Three Months Ended
                                                      --------------------------------------
                                                        September 30,         September 30,
                                                                 2003                  2002
     ---------------------------------------------------------------------------------------
     Gross research and development expenses       $        3,918,299    $        6,608,577
     Government assistance                                   (769,046)           (1,661,359)
                                                   -----------------------------------------
     Net research and development expenses         $        3,149,253    $        4,947,218
     =======================================================================================

Lower research and development costs in the quarter as compared to the same period in 2002 are on account of year-over-year expense reductions associated with the merged HeartSaver development program and as a result of no implants associated with pre-clinical and clinical trials during the quarter.

WorldHeart has continued to reduce HeartSaver development costs as the Corporation continues to focus on Novacor LVAS commercial operations. This process commenced in the third-quarter of 2002 when three HeartSaver development programs were consolidated and has continued through the third quarter of 2003.

In the third quarter of 2002, the Corporation was conducting active clinical trials (Novacor LVAS INTrEPID) and pre-clinical HeartSaver VAD trials. The HeartSaver trials were terminated in the third quarter of 2002 when the decision was made to consolidate the three HeartSaver development programs. The INTrEPID trial commenced in 2000 to support the use of the Novacor LVAS as an alternative to medical therapy. INTrEPID trial costs were lower in the third quarter of 2003 as compared to the third quarter of 2002 as the Corporation has completed the costly implantation phase of the trial.

The government assistance in the quarter ended September 30, 2003 relates to amounts claimed under the federal government Technology Partnerships Canada
(TPC) program. The amounts claimed in the quarter ended September 2003 decreased by 53.7% to $769,046 from the same period in 2002. The amounts claimed relate to reimbursement of expenditures relative to the HeartSaver development program and are lower in the third quarter of 2003 due to the reduced level of expenditures in the quarter as compared to the third quarter of 2002.

Restructuring costs. On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. WorldHeart will continue to emphasize Novacor LVAS sales and marketing and the manufacturing cost reduction program while continuing to reduce the rate of expenditure associated with the development of the next-generation HeartSaverVAD. As part of this initiative the company eliminated 32 positions, which amounts to a 24% reduction in headcount.

Total restructuring costs to the end of the third quarter amount to $2,848,007. These relate to employee severance and termination costs of $1,392,950, costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670 and other miscellaneous costs. The royalty buy-out will eliminate royalty payment obligations going forward of 4% of Novacor LVAS sales.

Amortization of intangibles. Amortization of intangibles during the third quarter of 2003 amounted to $168,965 as compared to $1,830,626 for the third quarter of 2002. Most of these intangible assets arose from the purchase of Novacor from Edwards in June 2000. Although most of the assets have value beyond June 2003, at the time acquisition was made it was anticipated that the HeartSaver VAD would replace the Novacor product within the three-year timeframe and as a result were amortized over a three-year period concluding in June 2003.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange loss of $440,135 in the third quarter of 2003 as compared to a loss of $3,044,699 in the third quarter of 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the US dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Corporation's preferred shares, which are denominated in US dollars. During the third quarter of 2003 the Canadian dollar weakened nominally (by approximately 0.2%) versus the US dollar compared with a more significant weakening (approximately 4.7%) in the third quarter of 2002.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. The interest during the quarter was nominal as the Corporation did not have excess funds to invest until after the completion of the financing late in the third quarter of 2003.

Interest expense and financing costs. Interest expense and financing costs consist primarily of non-cash interest on preferred shares and the costs associated with debt financing transactions entered into during 2003.

The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for the quarter ended September 30, 2003 was $1,793,100, the amount for the same period in 2002 was $1,905,699. During the quarter the US$58,000,000 redeemable, cumulative participating Series A preferred shares were exchanged by Edwards for 4,981,128 common shares of WorldHeart. Also during the quarter Edwards Lifesciences (U.S.) Inc. agreed, subject to shareholders' approval, to exchange the US$20,000,000 redeemable, convertible preferred shares for 3,500,000 WorldHeart common shares and 7,000,000 warrants. This exchange is expected to be approved and occur during the fourth quarter of 2003.

Other interest and financing costs during the quarter totaled $2,682,863. This included interest, fees and other costs associated with loans that the Corporation entered into in order to allow the Corporation to meet its cash requirements until an equity transaction could be completed. Interest expenses totaled $920,393 legal fees and other costs associated with the debt transactions amounted to $310,453 and the non-cash expensing of warrants that were provided to the debt issuers as a component of the terms of the loans was $1,452,017.

RESULTS OF OPERATIONS FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER
30, 2003 COMPARED TO THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2002

All financial information is prepared in accordance with generally accepted accounting principles (GAAP) in Canada and is stated in Canadian dollars. The unaudited consolidated financial statements for the three and nine-month periods ended September 30, 2003 include a reconciliation to US GAAP under note 12.

Consolidated results of operations

=============================================================================================================
                                                     Nine months   As a %              Nine months   As a %
                                             ended September 30,   of gross     ended September 30,  of gross
                                                            2003   revenue                    2002   revenue
-------------------------------------------------------------------------------------------------------------
Revenue
  Gross revenue                                      $ 8,707,987                      $ 8,539,433
  Less: Edwards guarantee fee                                  -        -                (348,149)    4.1%
                                        ---------------------------------------------------------------------
  Net revenue                                          8,707,987   100.0%               8,191,284    95.9%
Cost of goods sold
  Direct materials and labour                         (3,877,316)   44.5%              (3,538,033)   41.4%
  Overhead and other                                  (3,162,749)   36.3%              (5,039,167)   59.0%
                                        ---------------------------------------------------------------------
                                                      (7,040,065)   80.8%              (8,577,200)  100.4%
                                        ---------------------------------------------------------------------

Gross margin                                           1,667,922    19.2%                (385,916)  (4.6%)

Selling, general and administrative                   (7,531,979)                      (7,798,349)
Research and development                             (12,212,634)                     (18,231,685)
Restructuring costs                                   (2,848,007)                               -
Amortization of intangibles                           (3,830,217)                      (5,491,878)
Foreign exchange gain (loss)                          10,775,320                          101,274
Investment income (expense)                               (7,989)                         128,312
Interest and financing expenses                      (11,755,946)                      (5,688,091)
                                        ---------------------------------------------------------------------

Net loss                                          $  (25,743,530)                   $ (37,366,333)
=============================================================================================================

Revenues. WorldHeart sells its products through a direct sales force in the United States and through its distributor, Edwards, outside the United States. The Novacor LVAS and related equipment account for all of WorldHeart's product sales.

Revenues from sales of the Novacor LVAS and related equipment occur in US dollars from the Corporation's subsidiary in Oakland, California. During the nine-month period ended September 30, 2003 the Corporation generated gross revenues of US$6,148,740 compared to US$5,446,758 for the same nine-month period in 2002, which represented an increase of 12.9%. However, due to a significant strengthening in the Corporation's reporting currency, the Canadian dollar, for the nine-months ending September 30, 2003 the consolidated Canadian dollar gross revenues have increased by 2.0% to $8,707,987 from gross revenues for the same period in 2002.

Implant kit unit sales for the nine-months ended September 30, 2003 totaled
93 as compared to 82 for the same period in 2002. US sales totaled 35 kits for the first nine months of 2003 compared to 33 kits for 2002. Sales outside of the US totaled 58 kits to the end of the third quarter of 2003 compared to 49 kits in the same period in 2002. Hardware and related equipment sales also increased by 36.4% during the nine-month period ended September 30, 2003 as compared to the same period in 2002.

In its distribution agreement with Edwards, WorldHeart is required to pay a minimum gross margin guarantee in the event that Edwards' gross margin generated on the sales of WorldHeart's products are below US$2,000,000 annually. The guarantee shortfall is accounted for as a reduction of revenues. The revenues for the nine-month period ended last September 30, 2002 of $8,539,433 were offset by $348,149 relating to the minimum gross margin guarantee. For 2003 no guarantee fee has been recorded as management has estimated that sales volumes are sufficient to satisfy the minimum guarantee.

Cost of goods sold. For the first nine months of 2003 the overall cost of sales decreased to 80.8% of gross sales as compared to 100.4% in the first nine months of 2002.

Direct material and labour costs were $3,877,316 or 44.5% of gross sales for the first nine months of 2003 as compared to $3,538,033 or 41.4% for the same period in 2002. These costs were proportionately higher in the first nine-months of 2003 due to the geographic sales mix with a higher proportion of sales through the Corporation's European distributor at average selling prices which are at a discount to US selling prices and also reflected higher ancillary equipment sales where direct material costs are a higher proportion of the total cost than for the Novacor LVAS. Partially offsetting these was lower per unit costs associated with continued refinements that the Corporation is making to it's manufacturing processes in order to realize significant reductions in Novacor LVAS costs of goods sold.

Overhead and other costs include direct overhead costs, indirect overhead allocations and royalties. For the nine months ended September 30, 2003 overhead and other costs totaled $3,162,749 or 36.3% of sales as compared to $5,039,167 or 59.0% of sales for the first nine months of 2002. The decrease was due to managed reductions in indirect manufacturing support costs and direct manufacturing overheads.

The improvement in gross margin for the nine-month period ended September 30, 2003 as compared with the same period in 2002 is expected to continue as the Corporation continues it's manufacturing cost reduction program and as sales volumes of the Novacor LVAS increase.

Selling, general and administrative. Selling, general and administrative expenses consist primarily of payroll and related expenses for executives, sales, marketing, accounting and administrative personnel, professional fees, communications, promotional activities, costs associated with meeting multi-jurisdictional regulatory requirements, insurance, occupancy and other general corporate expenses.

Selling, general and administrative expenses for the nine month period ended September 30, 2003 decreased by $266,370 or 3.4% from the same period in 2002. The decrease was the result of reduced administrative, finance and executive costs resulting from company-wide efforts to reduce overhead and support costs.

Marketing expenditures also decreased nominally during the nine-month period ended September 30, 2003 as compared to the same period in 2002 as the Corporation took measures to minimize discretionary spending and deferred new initiatives until a capital transaction was completed.

Research and development. Research and development expenses consist principally of payroll and related expenses for development staff, prototype manufacturing, testing, and configuration of equipment, trial expenses, regulatory affairs and quality control with respect to prototype development.

Gross research and development expenses, excluding the impact of government assistance, decreased by $9,130,632 or 40.2% to $13,568,344 in the first nine months of 2003 as compared to $22,698,976 in the first nine months of 2002. Net research and development costs for the nine months ended September 30, 2003 were $6,019,051 or 33.0%, lower than the first nine months of 2002.

     ------------------------------------------------------------------------------------------
                                                         Nine Months Ended
                                                         --------------------------------------
                                                           September 30,         September 30,
                                                                    2003                  2002
     ------------------------------------------------------------------------------------------
     Gross research and development expenses          $       13,568,344    $       22,698,976
          Government assistance:
               Federal program                                (3,025,710)           (4,467,291)
               Provincial program reserve                      1,670,000                     -
                                                    -------------------------------------------
     Net research and development expenses            $       12,212,634    $       18,231,685
     ------------------------------------------------------------------------------------------

Lower research and development costs in the nine month period ended September 30, 2003 as compared to the same period in 2002 are on account of year-over-year expense reductions associated with the merged HeartSaver development program and as a result of no clinical trial activity for the year-to-date and significantly reduced clinical trial activity compared to 2002.

WorldHeart has continued to reduce HeartSaver development costs as the Corporation continues to focus on Novacor LVAS commercial operations. This process commenced in the third quarter of 2002 when the three HeartSaver development programs were consolidated and has continued through the third quarter of 2003.

The Corporation continued active implants under its Novacor LVAS clinical trial (INTrEPID) throughout all of 2002 and into the first quarter of 2003. In addition, the HeartSaver pre-clinical trials were terminated in the third quarter of 2002 and there were no HeartSaver trial activity through the first nine months of 2003. This lower trial activity has resulted in significantly lower trial costs for the nine months ended September 30, 2003 as compared to the same period in 2002.

During 2002, the consolidated HeartSaver program and change in the scope necessitated an amendment to the federal government TPC contribution agreement. On May 21, 2003, TPC approved this amendment allowing the Corporation to claim eligible expenditures for reimbursement against the final $3 million of funding available under the $9.98 million contribution agreement. As a result, during the first nine months of 2003, the Corporation claimed reimbursement for expenditures from October 2002 through September 2003 amounting to $3,025,710. As part of the amendment to the agreement, the royalty rate payable to TPC was reduced to 0.65% and is to be calculated on the consolidated revenues of the Corporation commencing January 1, 2004.

The Corporation had previously recorded tax credit receivables related to the provincial Ontario Business Research Institute tax credit program in the amount of $2,770,000 based on an advanced ruling from the Ontario Government's Ministry of Finance (Ministry of Finance). The Corporation's claim was subsequently audited by the Ministry of Finance and the Ministry has now issued a preliminary audit assessment proposing to reduce the amount claimed. Although management believes that the Corporation is eligible to receive the amounts that were claimed and is pursuing the claims a provision was recorded in the first quarter of 2003 in the amount of approximately $1,670,000 reducing the accrued amount receivable to $1,100,000 which represents management's best estimate of the amounts which would be collectible under the proposed assessment. This provision was recorded as a research and development expense. During September 2003, the Corporation received $718,241 of the $1,100,000 from the provincial government.

Restructuring costs. On September 23, 2003, the Corporation realigned its business operations to focus on commercial operations and to reduce research and development costs. WorldHeart will continue to emphasize Novacor LVAS sales and marketing and the manufacturing cost reduction program while continuing to reduce the rate of expenditure associated with the development of the next generation HeartSaver VAD. As part of this initiative the company eliminated 32 positions in the third quarter, which amounts to a 24% reduction in headcount.

Total restructuring costs to the end of the third quarter of 2003 amount to $2,848,007. These relate to employee severance and termination costs of $1,392,950, costs related to the buyout of a Novacor LVAS royalty agreement of $1,421,670 and other miscellaneous costs. The Novacor LVAS buy-out will eliminate royalty payment obligations going forward of 4% of Novacor LVAS sales.

Amortization of intangibles. Amortization of intangibles for the nine-month period ended September 30, 2003 amounted to $3,830,217 as compared to $5,491,878 for the same period in 2002. Most of these intangible assets arose from the purchase of Novacor from in June 2000. Although most of the assets have value beyond June 2003, at the time acquisition was made it was anticipated that the HeartSaver VAD would replace the Novacor product within a three-year timeframe and as a result were amortized over a three-year period concluding in June 2003.

Foreign exchange gains and losses. WorldHeart recorded a foreign exchange gain of $10,775,320 in the first nine months of 2003 as compared with a gain of $101,274 in the first nine months of 2002. Certain balance sheet items are denominated in foreign currencies (predominantly the U.S. dollar). Foreign exchange gains and losses arise when the value of the Canadian dollar changes relative to the value of these foreign currencies. The majority of the foreign exchange gains and losses can be attributed to the Corporation's preferred shares, which are denominated in U.S. dollars. During the first nine months of 2003 the Canadian dollar strengthened by approximately 14.4% versus the US dollar compared with 0.4% in the first nine months of 2002.

Investment income. Interest income primarily represents interest earned by the Corporation on its cash equivalents and short-term investments. The Corporation has not generated material investment income for the first nine months of 2003 as it has not had excess funds to invest until after the completion of the equity financing late in the third quarter of 2003.

Interest expense and financing costs. Interest expense and financing costs consist of non-cash interest on preferred shares and the costs associated with debt financing transactions entered into during the first nine months of 2003.

The preferred shares are being accounted for in accordance with their substance and are presented in the financial statements according to their debt and equity components measured at their respective fair values at the time of issue. The debt components have been calculated as the present value of the interest payments discounted at 12%, approximating the interest rate that would have been applicable to non-convertible debt at the time the preferred shares were issued. Interest expense is determined on the debt component as the amount necessary to increase the debt component to its face amount plus accumulated dividends at maturity. Total non-cash interest expense on the preferred shares for the first nine months of 2003 was $5,588,189, the amount for the same period in 2002 was $5,688,091. During the third quarter of 2003 the US$58,000,000 redeemable, cumulative, participating Series A preferred shares were exchanged by Edwards for 4,981,128 common shares of WorldHeart. Also during the third quarter of 2003 Edwards Lifesciences (U.S.) Inc. agreed, subject to shareholders' approval, to exchange the US$20,000,000 redeemable, convertible preferred shares for 3,500,000 WorldHeart common shares and 3,500,000 warrants. This exchange is expected to be approved and occur during the fourth quarter of 2003.

Other interest and financing expenses in the first nine months of 2003 totaled $6,167,757, there were not corresponding expenses for the same period in 2002. The increase was on account of interest, fees and other costs associated with loans that the Corporation entered into in 2003 in order to allow the Corporation to meet its cash requirements until and equity transaction could be completed. Interest expenses totaled $1,713,237, financing costs including legal fees and other costs associated with the debt transactions amounted to $876,836 and the non-cash expensing of warrants that were provided to the debt issuers as a component of the terms of the loans was $3,577,684.


LIQUIDITY AND CAPITAL RESOURCES

WorldHeart ended the third quarter of 2003 with cash of $35,233,713 and has repaid all loans and, either repaid or has an agreement to convert, all preferred share obligations that were outstanding. WorldHeart continues to incur financial losses which are expected to continue into 2004.

Financing transactions. On September 23, 2003, the Corporation completed a private placement of 74,699,458 Units in the United States and Canada at $0.85 and US$0.62 per Unit, for total gross proceeds of $63,164,608 (issue costs were $5,965,163). Each Unit consisted of one common share and one common share purchase warrant. Each warrant may be exercised at any time prior to September 22, 2008 at a price of $1.15 per share, subject to adjustment. The warrants are callable by the Corporation for cash exercise, at any time, the WorldHeart common shares trade at $2.50 (prior to any share splits) for 20 consecutive trading days, however, no more than 20% of the total Warrant issue may be called in any three-month period. The Corporation granted, to the agents of the private placement, 7,030,355 agents' warrants. The terms of the agents' warrants are substantially the same as the Warrants issued as part of the underlying transaction.

On September 22, 2003 the Corporation completed the exchange of US$58,000,000 of preferred shares of World Heart Inc., a subsidiary of WorldHeart, held by Edwards Lifesciences LLC, for a total of 4,981,128 WorldHeart common shares. These Series A shares were non-voting with dividends accumulating at 4% per year on the subscription price of US$58.0 million for the first two years, 3% for the third year and at 6% per year thereafter until maturity on June 30, 2015 at which time they were mandatorily redeemable for the face amount of US$58.0 million plus accumulated dividends (effective July 1, 2002 the rates were reduced by 1% for the period July 1, 2002 through June 30, 2015). These preferred shares were accounted for in accordance with their substance and presented in the financial statements in their debt and equity components. Prior to the exchange the debt and equity components were $40,389,920 and $28,101,532 respectively. As a result of this transaction common share equity increased by $68,491,452 and the number of common shares outstanding increased by 4,981,128.

On September 22, 2003, the Corporation also entered into a Conversion Agreement with Edwards Lifesciences (U.S.) Inc. that provides that, subject to shareholder approval, WorldHeart will acquire for cancellation the 1,374,570 redeemable convertible preferred shares of WorldHeart held by Edwards Lifesciences (U.S.) Inc. by issuing to Edwards Lifesciences (U.S.) Inc. upon the conversion of those shares, 3,500,000 common shares of WorldHeart and 7,000,000 warrants, each exercisable for one common share of WorldHeart. Shareholder approval for the transaction will be sought on November 25, 2003 at a special meeting of the shareholders of WorldHeart.

On September 4, 2003 the Corporation entered into a bridge loan agreement totaling $1,052,000. The bridge loan originally matured at the earlier of the completion of a private placement or October 22, 2003 and bore interest at a rate of 14% per annum payable monthly. The Corporation paid to the lender a fee of 4% and issued a total of 830,000 common share purchase warrants each exercisable into one common share at a price of $1.20 until October 31, 2006. Costs associated with this debt included financing costs, non-cash option expense and interest expense, these amounted to $35,280, $436,966 and $6,428 respectively. These loans were repaid in full from the proceeds of the September 23, 2003 private placement.

On July 30, 2003, the Corporation issued senior subordinated convertible debentures for gross proceeds of $1,200,000. The debentures, had a maturity of October 22, 2003, and were convertible at the holder's option into common shares of the corporation for $1.00 per share. The debentures were callable by the Corporation at any time after September 15, 2003 upon payment of the outstanding principal amount plus accrued but unpaid interest, subject to the holders having five days in which to convert. The debentures carried interest of 14% per annum. In addition warrants to purchase 1,200,000 common shares, at an exercise price of $1.20 per share, for a period of three years were issued to the debenture holders. Costs associated with this debt included financing costs, non-cash option expense and interest expense, these amounted to $110,581, $605,051 and $26,235 respectively. These loans were repaid in full from the proceeds of the September 23, 2003 private placement.

On April 2, 2003, the Corporation issued 1,000,000 common shares at a price of $1.60 per share for gross proceeds of $1,600,000 pursuant to the exercise of previously issued warrants with an expiry date of January 2, 2008. As compensation for the early exercise of the warrants an additional 1,760,000 warrants were issued. These warrants are exercisable into common shares of the Corporation at $1.60 per share until April 2, 2008.

In January 2003, WorldHeart completed a private placement for gross proceeds of $3,000,000 ($2,615,272 net of costs and fees). The private placement included 2,343,750 units at a price of $1.28 per unit. Each unit was comprised of one WorldHeart common share and one warrant to purchase a common share of WorldHeart for a period of five years at $1.60 per share. In addition, a total of 234,374 warrants were also granted to the placement agent. Each warrant is exercisable at a price of $1.60 into one WorldHeart common share and one compensation warrant at any time prior to December 31, 2004. Each compensation warrant is exercisable at a price of $1.60 into one WorldHeart common share at any time prior to the end of fiscal 2007.

Also in January 2003, WorldHeart completed a debt financing totaling $10 million. The debt consisted of a $7,000,000 senior loan and a $3,000,000 subordinated loan. The loans originally matured on July 31, 2003 and bore an annual interest rate of 18% payable monthly (the loan maturity dates were subsequently extended to August 15 and then to September
23). The lenders were paid a fee equal to 4% of the gross loan amounts and also received a total of 3,000,000 warrants, each exercisable into one WorldHeart common share for a period of five years at a price of $1.60 per share. As collateral for the loans the Corporation provided general security agreements over all of its assets. Of the above noted debt proceeds $2 million plus accrued interest was used to settle a short-term loan entered into in December 2002. Costs associated with this debt included financing costs, non-cash option expense and interest expense, these amounted to $564,237, $2,431,000 and $1,640,767 respectively. These loans were repaid in full from the proceeds of the September 23, 2003 private placement.

Liquidity. At September 30, 2003 the Corporation had cash of $35,233,713 working capital of $31,479,356 as compared to cash of $248,181 and a working capital deficiency of $8,052,555 at December 31, 2002.

The increase in cash and improvement in the working capital position is the result of the funds received from the September 23, 2003 private placement. These funds were used to repay all of the Corporation's loans, bring trade payables into acceptable terms, fund restructuring costs with the balance remaining at the end of the third quarter of 2003 available to fund future operations.

Cash totaling approximately $712,743 remains pledged against a US$527,997 letter of credit issued by WorldHeart in support of the Corporation's obligations under its Oakland, California premises leases and is not available for general operations. During the nine-month period there were draws of $303,926 to settle monthly rent and other amounts due under the lease.

OUTLOOK
External environment. The market for effective pharmacological, electro-physiological or device treatments for late-stage heart failure has not diminished, and despite significant progress on many fronts, no competitive breakthroughs have been announced, or are believed to be imminent. The scope of heart failure is similarly undiminished and is, if anything, increasing as a result of both population demographic trends, and also as a response to the increasing number of survivors from sudden cardiac events, many of who subsequently develop congestive heart failure. The Corporation believes the potential market for its heart assist devices continues to be at least 100,000 patients per annum in North America, Europe, Japan and certain other countries.

There is growing evidence of increasing clinical acceptance of the use of mechanical circulatory assist therapies in the treatment of late stage heart failure and effective as of October 1, 2003, the Centers for Medicare and Medicaid Services in the U.S. have issued a National Coverage Decision announcing the extension of reimbursement coverage for both bridge and destination therapy LVAD use. These developments are expected to accelerate the use of ventricular assist devices both in the U.S. and elsewhere.

Internal environment. The Corporation expects to incur further losses from operations into 2004 as the Corporation continues to fund the next-generation HeartSaver VAD program and increases marketing expenses associated with the promotion of its Novacor LVAS in response to both recently received, and anticipated regulatory approvals. These cost increases will potentially be offset by increased net contributions from continuing higher Novacor LVAS sales.

                                    WORLDHEART
                               EXECUTIVE COMMITTEE

         Roderick M. Bryden                         Doug Hillier
         President and                              Senior Vice-President
         Chief Executive Officer                    Sales and Marketing

         Mark Goudie                                Jal S. Jassawalla
         Vice-President Finance and                 Executive Vice-President and
         Chief Financial Officer                    Chief Technical Officer

         Daniela (Dani) Kennedy                     Robert Griffin
         Vice-President                             Vice-President
         Corporate Services                         Manufacturing




--------------------------------------------------------------------------------


                        WORLDHEART'S TECHNOLOGY PLATFORM

   NOVACOR(R)LVAS (Caution: in the United States, federal law restricts the Novacor(R)LVAS to sale by or on the order of a physician).

            HEARTSAVER VAD(TM), Not currently available.

--------------------------------------------------------------------------------

         World Heart Corporation              World Heart Inc.
         1 Laser Street                       7799 Pardee Lane
         Ottawa, Ontario, Canada K2E 7V1      Oakland, California U.S.A. 94621
         Tel: (613) 226-4278                  Tel: (510) 563-5000
         Fax: (613) 226-4744                  Fax: (510) 563-5005


         Investor or general information enquiries:

         Contact: Mark Goudie                    www.worldheart.com
         Canada:  (613) 226-4278, ext:  2509     investors@worldheart.com
         U.S.A. : (510) 563-4995                 communications@worldheart.com

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     World Heart Corporation


         Date:  November 28, 2003           By:      /s/  Mark Goudie
                                                --------------------------------
                                                Name:  Mark Goudie
                                                Title: Chief Financial Officer